FORM 55-102F6
INSIDER REPORT
(See Instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

03003931

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

REG TECHNOLOGIES, INC.

82-864

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER	DATE OF LAST REPORT FILED OR IF INITIAL REPORT DATE ON WHICH YOU BECAME AN INSIDER	DD	MM	YY
4	Date of last report filed	07	01	03
CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO	Date on which you became an insider			

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF [redacted]

FAMILY NAME OR CORPORATE NAME	ROBERTSON
GIVEN NAMES	JOHN
NO. / STREET / APT	11871 HORSESHOE WAY, 1103
CITY	RICHMOND
PROV	BRITISH COLUMBIA
POSTAL CODE	V7A 5H5
BUSINESS TELEPHONE NUMBER	604 - 278 - 5996 EXT
BUSINESS FAX NUMBER	604 - 278 - 3409
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT	☐ YES ☒ NO

SUPPL

[redacted]X 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☐ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUÉBEC
- ☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	632 169								☐	632 169	1	
OPTION	750 000	PLEASE SEE ATTACHMENT							☐	750000	1	
COMMON	635 400								☐	1056,400	2	ACCESS INFO SERVICE

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the Insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

dlw 2/25

BOX 6. REMARKS

PLEASE SEE ATTACHMENT

PROCESSED
MAR 0 3 2003
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
FEB 1 3 2003
WASH, D.C. 207 SECTION

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)	SIGNATURE	DATE OF THIS REPORT DD	MM	YY
JOHN ROBERTSON	J Roberts	31	01	03

OSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

John Robertson - Reg Technologies, Inc. - January 31, 2003

Class	Previous Balance	Date	Nature	Acquired	Disposed	Unit Price	Present Balance	Owner	Identity
COMMON	632,169						632,169	1	
OPTION	750,000						750,000	1	
COMMON	635,400	24-Jan-03	10	20,000		$0.05	655,400	2	ACCESS INFORMATION SERVICES
		27-Jan-03	10	1,000		$0.05	656,400	2	ACCESS INFORMATION SERVICES